Exhibit 99.1

UTime Limited Announces 1-for-100 Reverse Stock Split

SHENZHEN, China, November 12, 2025 – UTime Limited (Nasdaq: WTO) today announced that it will implement a reverse stock split of its common shares at a ratio of 1-for-100, effective 12:01 a.m. Eastern Time on November 21, 2025. UTime’s Class A ordinary shares will begin trading on Nasdaq on a split-adjusted basis at market open on November 21, 2025 under the ticker symbol “WTO.”

The reverse split is intended to increase the per-share trading price of UTime’s Class A ordinary shares to help the Company regain compliance with Nasdaq’s minimum bid price requirement and better position the stock for long-term growth and institutional participation.

No fractional shares will be issued in connection with the reverse split. Any fractional shares resulting from the adjustment will be rounded up to the nearest whole share. Stockholders holding shares electronically in brokerage or book-entry form will have their positions automatically updated to reflect the reverse split.

About UTime Limited

Trading under the NASDAQ ticker WTO, UTime Limited is engaged in the design, development, production, sales and brand operation of mobile devices in China and globally. The company aims to provide cost-effective products and serves a broad customer base.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. For additional risk factors, please review UTime Limited’s Annual Report on Form 20-F and other SEC filings. Forward-looking statements are made only as of the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

qhengcong@utimemobile.com

UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base, Nanshan District

Shenzhen, People’s Republic of China 518061

Tel: (86) 755 86512266